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Mystic Picnic

Wine Bar

613 Main St
Springfield, TN 37172
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 2× for the next $20,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Mystic Picnic is seeking investment to renovate, buy equipment, furnishings, and inventory.
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Mystic Picnic is offering perks to investors. You earn the most valuable perk available based on your total inv
You will not also receive the perks of lesser value, unless specified below.

Become A Member Of Our Exclusive Founders Club Invest $5,000 or more to qualify. 20 of 20 remaining

You'll receive an invite (plus 1) to our swanky opening party for Founders Club members with wine, hors d'oe
to purchase any Mystic Picnic merchandise or clothing for 50% the sale price. You'll receive early access to
dinner and private class we offer for our first 5 years. Lastly, once a year we'll have a free surprise gift delive
first 5 years)!

Become A Grand Cru Level Founder Invest $10,000 or more to qualify. 5 of 5 remaining

You'll receive all of the Founder Club perks PLUS you will be thrown one 2 hour long private party for you an

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OUR OFFERINGS

We plan on offering natural and sustainably-sourced wine, charcuterie boards along with fun events for our

Menu Charcuterie boards with meat, cheese, chocolates, bread and oil, nuts, and fruit. Salads & various sma
Sunday Bingo Brunch Weekly reservation based Sunday brunch with a group bingo activity played for Mystic
prizes.
Springfield Supper Club A dressed up quarterly reservation based wine dinner with a featured visiting chef's
portion of proceeds to be given to a local charity.
Private Tastings & Classes Monthly reservation based classes and tastings where we'll teach about everythir
bottle correctly, learning to smell, swirl, and taste, how to pair with food, etc.) to more advanced tastings and
or country

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TARGET MARKET

The U.S. wine bar specific market was at 1.93 billion in 2021 and consistently outperforms bars of other type

Our target demographic is the largest segment of the population in Robertson Co at 61%.
Percentage of Our Target Market We Think We Can Obtain: 15% to 25%
Needs & Preferences Of Our Target Market There is a younger transplant population moving to Robertson C
lower cost of living, more space, but still want the close proximity to Nashville. This makes Springfield very a
to being able to have businesses similar to ours very accessible to where they live and will be a major part in
segment of people living here in our target demographic that are looking for anything to do as a date night o
chance for social gathering.

MYSTIC PICNIC - BUSINESS PLAN

THE TEAM

Adam LaClave

Co Owner

Zach VanNieuwenhuyze

Co Owner

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Renovations $19,000

Purchase equipment, furnishings, and inventory $28,000

Mainvest Compensation $3,000

Total $50,000

Financial Forecasts

2021 Income Statement

MYSTIC PICNIC-BUSINESS PLAN 1.2.22.pdf

Investment Round Status

Target Raise $50,000

Maximum Raise $120,000

Amount Invested $0

Investors 0

Investment Round Ends March 16th, 2022

Summary of Terms

Legal Business Name Mystic Picnic LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

2×

Investment Multiple 1.7×

Business's Revenue Share 3.5%-8.4%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1st, 2028

Financial Condition

No operating history

Mystic Picnic was established in December 2021. Accordingly, there are limited financial statements and info
When evaluating this investment opportunity, investors should consider factors outlined in the risk section a

Forecasted milestones

Mystic Picnic forecasts the following milestones:

Secure lease in Springfield, TN by February 2022.

Achieve $500,000 revenue per year by 2023.

Achieve 200,000 profit per year by 2023.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Mystic Picnic's fundraising. However, My
funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

negatively affect Mystic Picnic's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Mystic Picnic's management or vote on and/or inf
regarding Mystic Picnic. Furthermore, if the founders or other key personnel of Mystic Picnic were to leave M
work, Mystic Picnic (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stab
various assumptions regarding operations. The validity and accuracy of these assumptions will depend in lar
Mystic Picnic and the key persons will have no control. Changes in assumptions or their underlying facts cou
To the extent that the assumed events do not occur, the outcome may vary significantly from the projected c
be no assurance that the actual operating results will correspond to the forecasts provided herein. Additiona
established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 month
that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your s
to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these
hold your investment for its full term.

The Company Might Need More Capital

Mystic Picnic might need to raise more capital in the future to fund/expand operations, buy property and equ
market its services, pay overhead and general administrative expenses, or a variety of other reasons. There i
capital will be available when needed, or that it will be available on terms that are not adverse to your interes
unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease

Changes in Economic Conditions Could Hurt Mystic Picnic

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, cha
declining employment, changes in real estate values, changes in tax policy, changes in political conditions, a
other factors are unpredictable and could negatively affect Mystic Picnic's financial performance or ability tc
Mystic Picnic ceases operations due to the foregoing factors, it can not guarantee that it will be able to resul
the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Mystic
to the same degree of regulation and scrutiny as if they were registered.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consu
antitrust laws, and health care laws, could negatively affect Mystic Picnic's financial performance or ability to
any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Mystic Picnic's management will coincide: you both want M
possible. However, your interests might be in conflict in other important areas, including these: You might wa
to make sure they are best equipped to repay the Note obligations, while Mystic Picnic might prefer to spend
business. You would like to keep the compensation of managers low, while managers want to make as much

Future Investors Might Have Superior Rights

If Mystic Picnic needs more capital in the future and takes on additional debt or other sources of financing, t
superior to yours. For example, they might have the right to be paid before you are, to receive larger distribu
management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchang

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exc
rules about corporate governance that are intended to protect investors. For example, the major U.S. stock e
to have an audit committee made up entirely of independent members of the board of directors (i.e., directo
relationships with Mystic Picnic or management), which is responsible for monitoring Mystic Picnic's complia
not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Mystic Picnic i
your initial expectations.

You Do Have a Downside

Conversely, if Mystic Picnic fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Mystic Picnic, and the revenue of Mystic Picnic can go
altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the p
your ultimate return.

The Notes Are Unsecured and Uninsured

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue op
due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Mystic Picnic. Mainvest never predicts or projects performance, and has not
For additional information, review the official Form C filing with the Securities and Exchange Commission on
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Mystic Picnic isn't accepting investments right now, but is trying to get a sense of how they should structure
provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC
ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'l
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